UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan Bank for International Cooperation	0001551322
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K	
for the Fiscal Year Ended March 31, 2018	333-182490
Electronic report, schedule or registration statement	SEC file number, if available
of which the documents are a part (give period of report)	

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2018
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

tk-704693

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 4, 2018.

Japan Bank for International Cooperation

By:_____

Kazunori Ogawa
Executive Officer
Director General
Treasury Department
Treasury and System Group

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 2018, that the information set forth in this statement is true and complete.

By:_____

(Name)

_____

(Title)

tk-704693

EXHIBIT INDEX

Exhibit Number   Description

1.   Excerpt of General Rules of the National Budget, which relates to Japan Bank for International Cooperation for the fiscal year ending March 31, 2019 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2018, filed on September 4, 2018)

tk-704693

Exhibit 1

平成 30 年度 一般会計予算

平成30年度一般会計予算

予算総則

（歳入歳出予算）

第1条　平成30年度歳入歳出予算は、歳入歳出それぞれ97,712,769,411千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第2条　「財政法」第14条の2の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第3条　「財政法」第14条の3の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第4条　「財政法」第15条第1項の規定により平成30年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第5条　「財政法」第28条の規定により、「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第6条　「財政法」第4条第1項ただし書の規定により平成30年度において公債を発行することができる限度額は、6,094,000,000千円とする。

2　「財政運営に必要な財源の確保を図るための公債の発行の特例に関する法律」第3条第1項の規定により平成30年度において公債を発行することができる限度額は、27,598,200,000千円とする。

3　第1項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成28年11月1日から平成29年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての

値をとり、円単位未満を四捨五入する。)をいう。以下同じ。)により換算した金額によるものとする。この場合において、当該外貨公債の発行に係る本邦通貨による収入額が、前段の規定により算出して得た額を上回るとき又は下回るときは、それぞれの差増額又は差減額に相当する金額を第1項の限度額に減算又は加算した金額を同項の限度額とする。

4 第1項及び第2項に規定する公債(外貨公債を除く。)の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を当該各項の限度額(第1項の限度額について第3項後段の規定の適用がある場合においては、当該規定により減算又は加算された後の限度額)に加算した金額をそれぞれの限度額とする。

(公共事業費の範囲)

第7条 「財政法」第4条第3項の規定による公共事業費の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院施設費
	参議院	参議院施設費
	国立国会図書館	国立国会図書館施設費
裁判所	裁判所	裁判所施設費
会計検査院	会計検査院	会計検査院施設費
内閣	内閣官房	内閣官房施設費、情報収集衛星施設費
内閣府	内閣本府	内閣本府施設費、沖縄政策費(沖縄科学技術大学院大学学園施設整備費補助金に限る。)、沖縄振興交付金事業推進費(沖縄振興公共投資交付金に限る。)、沖縄教育振興事業費、沖縄国立大学法人施設整備費、沖縄開発事業費、沖縄北部連携促進特別振興対策特定開発事業推進費、沖縄空港整備事業費自動車安全特別会計へ繰入
	地方創生推進事務局	地方創生基盤整備事業推進費
	沖縄総合事務局	沖縄海岸事業調査諸費、沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄国営公園事業工事諸費、沖縄農業生産基盤整備事業工事諸費、沖縄水産基盤整備事業調査諸費
	警察庁	警察庁施設費、交通警察費(都道府県警察施設整備費補助金に限る。)、警察活動基盤整備費(都道府県警察施設整備費補助金に限る。)

所管	組織	項
総務省	総務本省	総務本省施設費、国立研究開発法人情報通信研究機構施設整備費、情報通信技術利用環境整備費(放送ネットワーク整備支援事業費補助金に限る。)
	消防庁	消防庁施設費、消防防災体制等整備費(消防防災施設整備費補助金に限る。)
法務省	法務本省	法務省施設費
外務省	外務本省	外務本省施設費、独立行政法人国際協力機構施設整備費
	在外公館	在外公館施設費
財務省	財務本省	財務本省施設費、公務員宿舎施設費、特定国有財産整備費
	財務局	財務局施設費
	税関	税関施設費、船舶建造費
	国税庁	国税庁施設費
文部科学省	文部科学本省	文部科学本省施設費、生涯学習振興費(放送大学学園施設整備費補助金に限る。)、初等中等教育等振興費(認定こども園施設整備交付金に限る。)、独立行政法人国立特別支援教育総合研究所施設整備費、独立行政法人国立高等専門学校機構施設整備費、私立学校振興費(私立学校施設整備費補助金に限る。)、研究振興費(特定先端大型研究施設整備費補助金に限る。)、国立大学法人施設整備費、国立大学法人船舶建造費、国立研究開発法人科学技術振興機構施設整備費、国立研究開発法人量子科学技術研究開発機構施設整備費、国立研究開発法人宇宙航空研究開発機構施設整備費、公立文教施設整備費
	文部科学本省所轄機関	文部科学本省所轄研究所施設費
	スポーツ庁	私立学校振興費、スポーツ振興施設費
	文化庁	文化庁施設費、独立行政法人国立美術館施設整備費、独立行政法人日本芸術文化振興会施設整備費、文化財保存事業費(史跡等購入費補助金に限る。)、文化財保存施設整備費、独立行政法人国立文化財機構施設整備費

所管	組織	項
厚生労働省	厚生労働本省	厚生労働本省施設費、国立研究開発法人国立循環器病研究センター施設整備費、国立研究開発法人国立精神・神経医療研究センター施設整備費、国立研究開発法人国立成育医療研究センター施設整備費、医療提供体制基盤整備費(医療施設等施設整備費補助金、医療施設等災害復旧費補助金及び医療提供体制施設整備交付金に限る。)、保健衛生施設整備費、水道施設整備費、生活基盤施設耐震化等対策費、独立行政法人労働政策研究・研修機構施設整備費、保育対策費(保育所等整備交付金に限る。)、児童福祉施設整備費、社会福祉諸費(施設施工旅費、施設施工庁費及び社会事業学校施設整備費に限る。)、障害保健福祉費(心神喪失者等医療観察法指定入院医療機関施設整備費負担金に限る。)、社会福祉施設整備費、介護保険制度運営推進費(地域介護・福祉空間整備等施設整備交付金に限る。)、水道施設整備事業調査諸費、水道施設災害復旧事業費
	検疫所	検疫所施設費
	国立ハンセン病療養所	国立ハンセン病療養所施設費
	厚生労働本省試験研究機関	厚生労働本省試験研究所施設費
	国立更生援護機関	国立更生援護機関施設費
	都道府県労働局	都道府県労働局施設費
農林水産省	農林水産本省	農林水産本省施設費、食料安全保障確立対策費(食料安全保障確立対策整備交付金に限る。)、担い手育成・確保等対策費(担い手育成・確保等対策地方公共団体整備費補助金に限る。)、農地集積・集約化等対策費(農地集積・集約化対策整備交付金に限る。)、農業生産基盤整備推進費(特殊自然災害対策整備費補助金及び農業水利施設保全管理整備交付金に限る。)、海岸事業費、農業生産基盤整備事業費、農業生産基盤整備事業費食料安定供給特別会計へ繰入、独立行政法人家畜改良センター施設整備費、国立研究開発法人農業・食品産業技術総合研究機構施設整備費、農業・食品産業強化対策費、6次産業化市場規模拡大対策費(6次産業化市場規模拡大対策整備交付金に限る。)、農山漁村活性化対策費(農山漁村活性化対策整備交付金に限る。)、農山漁村地域整備事業費、海岸事業調査諸費、農業生産基盤整備事業調査諸費、農業施設災害復旧事業費、農業施設災害関連事業費

所管	組織	項
	農林水産本省検査指導機関	農林水産本省検査指導所施設費
	農林水産技術会議	農林水産技術会議施設費、国立研究開発法人農業・食品産業技術総合研究機構施設整備費、国立研究開発法人国際農林水産業研究センター施設整備費
	地方農政局	地方農政局施設費、海岸事業工事諸費、農業生産基盤整備事業工事諸費、農業施設災害復旧事業等工事諸費
	林野庁	林野庁施設費、国立研究開発法人森林研究・整備機構施設整備費、治山事業費、森林整備事業費(森林環境保全整備事業費、森林居住環境整備事業費、森林整備事業調査費、森林環境保全整備事業費補助、水源林造成事業費補助、後進地域特例法適用団体補助率差額及び美しい森林づくり基盤整備交付金に限る。)、森林整備・林業等振興対策費(森林整備・林業等振興整備交付金に限る。)、治山事業工事諸費、森林整備事業工事諸費、山林施設災害復旧事業費、山林施設災害関連事業費、山林施設災害復旧事業等工事諸費
	水産庁	水産庁施設費、国立研究開発法人水産研究・教育機構施設整備費、船舶建造費、漁村振興対策費(漁村振興対策地方公共団体整備費補助金に限る。)、海岸事業費、水産基盤整備費、水産業強化対策費(水産業強化対策整備交付金に限る。)、海岸事業調査諸費、水産基盤整備事業工事諸費、漁港施設災害復旧事業費、漁港施設災害関連事業費
経済産業省	経済産業本省	経済産業本省施設費、工業用水道事業費
国土交通省	国土交通本省	国土交通本省施設費、住宅対策事業費、住宅対策諸費(住宅建設事業調査費に限る。)、港湾環境整備事業費、道路環境改善事業費、水資源開発事業費、国営公園等事業費、都市水環境整備事業費、下水道事業費、市街地防災事業費、住宅防災事業費、都市公園防災事業費、下水道防災事業費、河川管理施設整備費、河川整備事業費、多目的ダム建設事業費、総合流域防災事業費、砂防事業費、急傾斜地崩壊対策等事業費、災害対策等緊急事業推進費、海岸事業費、独立行政法人航空大学校施設整備費、鉄道安全対策事業費、道路交通安全対策事業費(道路更新防災対策事業費、道路維持管理費、道路整備営繕宿舎費、交通連携道路事業費、道路交通安全施設等整備事業費、交通事故重点対策道路事業費、道路環境営繕宿舎費、道路更新防災等対策事業費補助、雪寒地域道路事業費補助、交通連携道路事

所管	組織	項
		業費補助及び後進地域特例法適用団体補助率差額に限る。)、港湾事業費(港湾改修費、貸付国有港湾施設整備事業費、港湾作業船整備費、特定離島港湾施設整備事業費、特定離島港湾維持管理費、営繕宿舎費、港湾事業調査費、港湾改修費補助及び後進地域特例法適用団体補助率差額に限る。)、エネルギー・鉄鋼港湾施設工事費、地域連携道路事業費(地域連携道路事業費、営繕宿舎費、道路調査費、地域連携道路事業費補助、高速道路連結部整備事業費補助、道路調査費補助及び後進地域特例法適用団体補助率差額に限る。)、整備新幹線建設推進高度化等事業費、整備新幹線整備事業費、空港整備事業費自動車安全特別会計へ繰入、北海道空港整備事業費自動車安全特別会計へ繰入、離島空港整備事業費自動車安全特別会計へ繰入、都市・地域づくり推進費(集落活性化推進事業費補助金に限る。)、都市再生・地域再生整備事業費(都市開発事業調査費、市街地再開発事業費補助、都市再生推進事業費補助及び都市機能立地支援事業費補助に限る。)、鉄道網整備事業費、都市・地域交通整備事業費、道路交通円滑化事業費(道路交通円滑化事業費、営繕宿舎費、道路交通円滑化事業費補助及び後進地域特例法適用団体補助率差額に限る。)、独立行政法人海技教育機構施設整備費、社会資本総合整備事業費、官民連携基盤整備推進調査費、離島振興費(小笠原諸島振興開発事業費補助に限る。)、離島振興事業費、北海道開発事業費、北海道特定特別総合開発事業推進費、国立研究開発法人土木研究所施設整備費、国立研究開発法人建築研究所施設整備費、国立研究開発法人海上・港湾・航空技術研究所施設整備費、官庁営繕費、治水海岸事業調査諸費、水資源開発事業調査諸費、道路整備事業調査諸費、港湾事業調査諸費、都市開発事業調査諸費、都市水環境整備事業調査諸費、住宅建設事業調査諸費、国営公園等事業調査諸費、下水道事業調査諸費、河川等災害復旧事業費、住宅施設災害復旧事業費、鉄道施設災害復旧事業費、河川等災害関連事業費、北海道農業生産基盤整備事業費食料安定供給特別会計へ繰入、離島農業生産基盤整備事業費食料安定供給特別会計へ繰入

所管	組織	項
	国土技術政策総合研究所	国土技術政策総合研究所施設費、治水海岸事業工事諸費、道路整備事業工事諸費、港湾空港整備事業工事諸費
	国土地理院	国土地理院施設費
	地方整備局	治水海岸事業工事諸費、道路整備事業工事諸費、港湾空港整備事業工事諸費、都市環境整備事業工事諸費、国営公園等事業工事諸費、河川等災害復旧事業等工事諸費
	北海道開発局	北海道開発局施設費、北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市環境整備事業工事諸費、北海道国営公園等事業工事諸費、北海道農業生産基盤整備事業等工事諸費、北海道災害復旧事業等工事諸費
	気象庁	気象官署施設費
	海上保安庁	海上保安官署施設費、船舶建造費、船舶交通安全基盤整備事業費、船舶交通安全基盤整備事業工事諸費
環境省	環境本省	廃棄物・リサイクル対策推進費(廃棄物処理施設整備交付金に限る。)、廃棄物処理施設整備費、生物多様性保全等推進費(環境保全施設整備費補助金に限る。)、環境保全施設整備費、自然公園等事業費、環境保健対策推進費(水俣病総合対策施設整備費補助金に限る。)、環境調査研修所施設費、国立研究開発法人国立環境研究所施設整備費、廃棄物処理施設整備事業調査諸費、自然公園等事業工事諸費、廃棄物処理施設災害復旧事業費
	地方環境事務所	地方環境事務所施設費

(一時借入金等の最高額)

第 8 条 「財政法」第 7 条第 3 項の規定による財務省証券及び一時借入金の最高額は、 20,000,000,000 千円とする。

(災害復旧等国庫債務負担行為の限度額)

第 9 条 「財政法」第 15 条第 2 項の規定により平成 30 年度において災害復旧その他緊急の必要がある場合に国が債務を負担する行為の限度額は、100,000,000 千円とする。

（復興費用及び償還費用の財源に充てる収入の範囲）

第 10 条 「東日本大震災からの復興のための施策を実施するために必要な財源の確保に関する特別措置法」第 72 条第 4 項の規定による復興費用及び償還費用の財源に充てる収入の範囲は、次に掲げるとおりとする。

主管	部	款	項
内閣府	政府資産整理収入	回収金等収入	東日本大震災復興放射性物質汚染対策緊急除染等事業費回収金収入
財務省	政府資産整理収入	国有財産処分収入	東日本大震災復興国有財産売払収入
	雑収入	諸収入	東日本大震災復興財政投融資特別会計受入金
	前年度剰余金受入	前年度剰余金受入	東日本大震災復興前年度剰余金受入(「財政法」第 6 条の純剰余金の受入に限る。)
農林水産省	雑収入	諸収入	東日本大震災復興食料安定供給特別会計受入金 東日本大震災復興公共事業費負担金
経済産業省	雑収入	諸収入	東日本大震災復興エネルギー対策特別会計受入金
国土交通省	政府資産整理収入	回収金等収入	東日本大震災復興貸付金等回収金収入

2 前項に規定するもののほか、「平成 23 年原子力事故による被害に係る緊急措置に関する法律」第 9 条第 3 項の規定による特定原子力損害の賠償請求権その他の国が有する原子力損害に係る請求権若しくは求償権の行使による収入その他原子力事故に起因する収入、「国家公務員の給与の改定及び臨時特例に関する法律」に基づく人件費の削減に準じて行われた独立行政法人等における給与減額支給措置に係る納付金又は平成 23 年度の一般会計補正予算(第 3 号)に計上された復興費用に関連して発生する貸付金等回収金収入、雑納付金、弁償及返納金等があった場合においては、当該収入は、前項に規定する復興費用及び償還費用の財源に充てる収入の範囲に属するものとする。

（損失補償契約等の限度額）

第 11 条 次の表の左欄に掲げる契約の金額の限度は、平成 30 年度においてそれぞれ右欄に掲げるとおりとする。

区分	限度額	
「原子力損害賠償補償契約に関する法律」第 8 条の規定による金額の限度	補償契約金額の合計額	1,488,000,000千円
「矯正医官修学資金貸与法」第 4 条の規定による金額の限度	貸与すべき修学資金の総額	21,600
「農業近代化資金融通法」第 3 条第 3 項の規定による金額の限度	平成 30 年度以降 22 箇年度間を通ずる利子補給金の総額	11,001
「農業改良資金融通法」第 9 条第 3 項の規定による金額の限度	平成 30 年度以降 15 箇年度間を通ずる利子補給金の総額	267,580
「農業経営基盤強化促進法」の規定による金額の限度	平成 30 年度以降 15 箇年度間を通ずる利子補給金の総額 青年等就農資金利子補給金	1,455,089
	平成 30 年度以降 27 箇年度間を通ずる利子補給金の総額 担い手育成農地集積資金利子補給金	2,845,690

区分	限度額
「地域再生法」の規定による金額の限度	平成 30 年度以降 7 箇年度間を通ずる利子補給金の総額 地域再生支援利子補給金 216,125千円 特定地域再生支援利子補給金 10,807
「総合特別区域法」第 28 条第 2 項の規定による金額の限度	平成 30 年度以降 7 箇年度間を通ずる利子補給金の総額 172,900
「総合特別区域法」第 56 条第 2 項の規定による金額の限度	平成 30 年度以降 7 箇年度間を通ずる利子補給金の総額 181,545
「国家戦略特別区域法」の規定による金額の限度	平成 30 年度以降 7 箇年度間を通ずる利子補給金の総額 309,059
「展覧会における美術品損害の補償に関する法律」第 5 条の規定による金額の限度	約定評価額総額の合計額 406,400,000
「特定タンカーに係る特定賠償義務履行担保契約等に関する特別措置法」第 7 条の規定による金額の限度	特定保険者交付金交付契約に係る担保上限金額の合計額 18,179,828,360
「人工衛星等の打上げ及び人工衛星の管理に関する法律」第 43 条の規定による金額の限度	ロケット落下等損害賠償補償契約に係る契約金額の合計額 1,050,000,000

2 「米州開発銀行への加盟に伴う措置に関する法律」第 2 条第 2 項の規定により平成 30 年度において米州開発銀行に設けられる多数国間の基金に充てるため拠出することができる金額の限度は、 8,995,074 千円とする。

3 「国際農業開発基金への加盟に伴う措置に関する法律」第 2 条の規定により平成 30 年度において国際農業開発基金に拠出することができる金額の限度は、 6,377,966 千円とする。

（債務保証契約の限度額）

第 12 条 次の表の左欄に掲げる法人が平成 30 年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。ただし、「産業競争力強化法等の一部を改正する法律」の施行により株式会社産業革新機構が株式会社産業革新投資機構（仮称）となった場合には、第 14 号左欄の「株式会社産業革新機構」とあるのは、「株式会社産業革新投資機構（仮称）」と読み替えるものとする。

債務	根拠規定	金額の限度
1 株式会社日本政策金融公庫 次に掲げる社債に係る債務 (1) 国民一般向け業務に関するもの (2) 中小企業者向け業務に関するもの (3) 危機対応円滑化業務に関するもの	「株式会社日本政策金融公庫法」第 55 条第 1 項 同 項 同 項	(1)に掲げる社債にあっては額面総額 75,000,000 千円、(2)に掲げる社債にあっては額面総額 110,000,000 千円及び(3)に掲げる社債にあっては額面総額 200,000,000 千円並びにそれぞれの利息に相当する金額

債　務	根拠規定	金額の限度
2　株式会社国際協力銀行 イ　社債のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項 「株式会社国際協力銀行法」第35条第1項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が1,680,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
ロ　借入金に係る債務で外貨をもって支払われるもの	「株式会社国際協力銀行法」第35条第1項	外貨表示の元本を外国貨幣換算率により換算した金額の総額が40,000,000千円に相当する借入金に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他借入契約に基づき支払うべき手数料等の経費に相当する金額
3　独立行政法人国際協力機構有償資金協力部門 国際協力機構債券のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる債券のうち外国において発行するもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項 「独立行政法人国際協力機構法」第34条第1項	(1)に掲げる債券にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる債券にあっては本邦通貨表示の額面総額の合計額が66,000,000千円に相当するこれらの債券に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額